ANNEX 2 – Copy Announcements as sent

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc
1-3 Strand
London
WC2N 5EH
United Kingdom

Update — Routine announcements in the period from
23 March to 05 May 2011

Tuesday, 3rd May 2011

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid’s registered capital at 30 April 2011 consisted of 3,648,339,475 ordinary shares, of which 137,764,544 had been purchased in the market and registered as Treasury Shares; leaving a balance of 3,510,574,931 shares with voting rights.

The figure of 3,510,574,931 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FSA’s Disclosure and Transparency Rules.

Contact: Arit Amana
Company Secretarial Assistant
0207 004 3116

Wednesday, 27 April 2011

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid has been notified that earlier today, 91,647 shares held in Treasury were transferred to share scheme participants. Following this change, National Grid’s registered capital from 27 April 2011 consists of 3,648,339,475 ordinary shares, of which 137,764,544 have been purchased in the market and registered as Treasury Shares; leaving a balance of 3,510,574,931 shares with voting rights.

The figure of 3,510,574,931 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FSA’s Disclosure and Transparency Rules.

Arit Amana
Company Secretarial Assistant
020 7004 3116

National Grid plc (NG)

Wednesday, 13th April 2011

Notification of Major Interest in NG Ordinary Shares

NG received, earlier today, a notification on Form TR-1 from Norges Bank that its total interest in NG voting ordinary shares was, at 12th April 2011, 2.99% (104,798,531 shares).

This notice is given in fulfilment of NG’s obligation under the DTR requirements.

Contact: Arit Amana
Company Secretarial Assistant
020 7004 3116

Tuesday, 12 April 2011

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid has been notified that earlier today, 259,905 shares held in Treasury were transferred to share scheme participants. Following this change, National Grid’s registered capital from 12 April 2011 consists of 3,648,339,475 ordinary shares, of which 137,856,191 have been purchased in the market and registered as Treasury Shares; leaving a balance of 3,510,483,284 shares with voting rights.

The figure of 3,510,483,284 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FSA’s Disclosure and Transparency Rules.

Arit Amana
Company Secretarial Assistant
020 7004 3116

National Grid plc (“NG”)

8th April 2011

Notification of Directors’ Interests

NG SHARE INCENTIVE PLAN (the “SIP”)

Under the SIP, operated through ACS HR Solutions UK Ltd as Trustee, employees may acquire NG ordinary shares by regular monthly contributions. The current monthly purchase of 47,175 NG ordinary shares under the scheme was confirmed by the Trustee yesterday, the shares having been purchased in the market yesterday, at a price of 593.3415 pence per share, on behalf of some 3,000 participants.

The following Executive Directors of NG are beneficiaries of the shares purchased on their behalf:

Director	Shares purchased in SIP
Steven Holliday	21 Ordinary Shares

Andrew Bonfield	22 Ordinary Shares

The Directors total interests after these events are:

Director	Resulting total interest
Steven Holliday	2,019,931 Ordinary Shares

Andrew Bonfield	239,950 Ordinary Shares

Contact: Robin Kerner, Assistant Secretary, Shareschemes (0207 004 3223).

National Grid plc (NG)

Wednesday, 6th April 2011

Notification of Major Interest in NG Ordinary Shares

NG received, earlier today, a notification on Form TR-1 from Norges Bank that its total interest in NG voting ordinary shares was, at 5 April, 3.01% (105,735,900 shares).

This notice is given in fulfilment of NG’s obligation under the DTR requirements.

Contact: Arit Amana
Company Secretarial Assistant
020 7004 3116

6 April 2011

National Grid plc (National Grid)
Notification of Changes in Directors’ Interests

Performance Share Plan — Lapse of Awards

The Trustee of the National Grid Group Employee Share Trust confirmed, yesterday, that the following awards made to Executive Directors under the National Grid Performance Share Plan 2002, in the 2007 operation of the Plan, have partially lapsed as follows:

June 2007 awards (adjusted for National Grid rights issue 2010)

Director	Original Award	Lapsed	Remaining vested

Mark Fairbairn	77,132	26,881	50,251

Steve Holliday	159,085	55,441	103,644

Steve Lucas	97,051	33,822	63,229

Nick Winser	85,712	29,871	55,841

November 2007 awards (adjusted for National Grid rights issue 2010)

Director	Original Award	Lapsed	Remaining vested

Mark Fairbairn	42,798	14,916	27,882

Steve Holliday	88,271	30,763	57,508

Tom King (ADSs)	27,432	9,560	17,872

Steve Lucas	53,850	18,767	35,083

Nick Winser	47,559	16,574	30,985

These awards were subject to a performance condition. However the performance condition was only satisfied at 65.15%, as confirmed at the 1 July 2010 performance conditions test, with the net balance of shares now held in the one year retention period before being released to participants on 28 June 2011 (June 2007 awards) and 28 November 2011 (November 2007 awards).

The total share interests of the above directors, following these changes, are:

Mark Fairbairn	975,677

Steve Holliday	2,019,910

Tom King (ADSs)	235,870

Steve Lucas (Retired 31 December 2010)	1,161,589

Nick Winser	1,102,103

Contact: D C Forward, Assistant Secretary
0207 004 3226

Monday 4th April 2011

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid has been notified that earlier today, 2,130,716 shares held in Treasury were transferred to share scheme participants. Following this change, National Grid’s registered capital from 4th April 2011 consists of 3,648,339,475 ordinary shares, of which 138,116,096 have been purchased in the market and registered as Treasury Shares; leaving a balance of 3,510,223,379 shares with voting rights.

The figure of 3,510,223,379 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FSA’s Disclosure and Transparency Rules.

Contact: Arit Amana
Company Secretarial Assistant
020 7004 3116

Friday, 1st April 2011

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid’s registered capital at 31 March 2011 consisted of 3,648,339,475 ordinary shares, of which 140,246,812 had been purchased in the market and registered as Treasury Shares; leaving a balance of 3,508,092,663 shares with voting rights.

The figure of 3,508,092,663 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FSA’s Disclosure and Transparency Rules.

Contact: Arit Amana
Company Secretarial Assistant
0207 004 3116